UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. N/A)*

Agrico Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G41089106 (CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G41089106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DJCAAC LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 3,593,750(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,593,750(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,750 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒(2)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%(3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	The shares reported above represent Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-255426). DJCAAC LLC is the record holder of the Class B ordinary shares reported herein. Brent de Jong is the managing member of DJCAAC LLC. Accordingly, Brent de Jong may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by DJCAAC LLC.
(2)	Excludes 6,171,875 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants held by DJCAAC LLC that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on 14,518,750 Class A ordinary shares of the Issuer outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on November 15, 2021, and assumes the conversion of all of the Class B ordinary shares of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. G41089106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brent de Jong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,593,750(1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,593,750(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,593,750 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒(2)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.8%(3)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The shares reported above represent Class B ordinary shares of the Issuer that are convertible into Class A ordinary shares of the Issuer and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-255426). DJCAAC LLC is the record holder of the Class B ordinary shares reported herein. Brent de Jong is the managing member of DJCAAC LLC. Accordingly, Brent de Jong may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by DJCAAC LLC.
(2)	Excludes 6,171,875 Class A ordinary shares of the Issuer which may be issued upon the exercise of warrants held by DJCAAC LLC that are not presently exercisable.
(3)

The percentage set forth in Row 11 of this Cover Page is based on 14,518,750 Class A ordinary shares of the Issuer outstanding as of November 15, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission on November 15, 2021, and assumes the conversion of all of the Class B ordinary shares of the Issuer beneficially owned by the Reporting Person as set forth in Row 9.

CUSIP No. G41089106

Item 1.

(a)	Name of Issuer
Agrico Acquisition Corp., a Cayman Islands exempted company

(b)	Address of Issuer’s Principal Executive Offices Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands

Item 2.

This Schedule 13G is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 99.1, by the following entities and persons, all of whom are together referred to herein as the “Reporting Persons”:

(a)	Name of Person Filing: (i) DJCAAC LLC (ii) Brent de Jong

DJCAAC LLC is the record holder of the Class B ordinary shares reported herein. Brent de Jong is the managing member of DJCAAC LLC. Accordingly, Brent de Jong may be deemed to have or share beneficial ownership of the Class B ordinary shares held directly by DJCAAC LLC.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed.

(b)	Address of the Principal Office or, if none, residence c/o Agrico Acquisition Corp. Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands

(c)	Citizenship (i) DJCAAC LLC – Delaware (ii) Brent de Jong – United States

(d)	Title of Class of Securities Class A ordinary shares, par value $0.0001

(e)	CUSIP Number G41089106

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

CUSIP No. G41089106

The information required by Items 4(a) - (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

CUSIP No. G41089106

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement among the Reporting Persons regarding filing of Schedule 13G, dated February 14, 2022.

CUSIP No. G41089106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

DJAAC LLC

By:	/s/ Brent de Jong
Brent de Jong, Managing Member

BRENT DE JONG

By:	/s/ Brent de Jong
Brent de Jong